

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2022

Alex McKean
Chief Financial Officer
GTX Corp
117 W. 9th Street, Suite 1214
Los Angeles, CA 90015

> **Re: GTX Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **File No. 000-53046**

Dear Mr. McKean:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing